SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of The Securities Exchange Act of 1934

Lightstone Value Plus Real Estate Investment Trust, Inc.

(Name of Subject Company (Issuer))

Lightstone Value Plus Real Estate Investment Trust, Inc.

(Name of Filing Person (Offeror))

Common Stock,

$0.01 Par Value Per Share (Title of Class of Securities)

53227A103

(CUSIP Number of Class of Securities)

Joseph E. Teichman, Esq.

c/o The Lightstone Group

1985 Cedar Bridge Ave., Suite 1

Lakewood, New Jersey 08701

(732) 367-0129

 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Peter M. Fass, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036-8299

Tel: (212) 969-3000

Fax: (212) 969-2900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$49,999,998.60 (a)	$6,820.00 (b)

(a)      Calculated as the aggregate maximum purchase price to be paid for 4,716,981 shares in the offer, based upon a price per share of $10.60, which represents 89.8% of the net asset value per share as of September 30, 2012.

(b)      Calculated as $136.40 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,820.00

Form or Registration No: Schedule TO

Filing Party:  Lightstone Value Plus Real Estate Investment Trust, Inc.

Date Filed: May 1, 2013

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Schedule TO

This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO filed by Lightstone Value Plus Real Estate Investment Trust, Inc., a Maryland corporation (the “Trust”), with the Securities and Exchange Commission on May 1, 2013, as amended on May 7, 2013, relating to its tender offer  to purchase up to 4,716,981 shares of its issued and outstanding shares of common stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated May 1, 2013 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), at a price per share of $10.60, net to the tendering stockholder, in cash, less any applicable withholding taxes and without interest.  The Offer expired at 12:00 Midnight, Eastern Standard Time, on July 15, 2013.  A total of 4,959,637 shares of the Trust’s common stock were properly tendered and not withdrawn, of which the Trust purchased 4,716,981 shares, in accordance with the proration provisions of the tender offer, from tendering stockholders at a price of $10.60 per share, or an aggregate amount of approximately $50.0 million.

The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby supplemented and amended to the extent specifically provided for herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIGHTSTONE VALUE PLUS REAL ESTATE
INVESTMENT TRUST, INC.

	By:	/s/ David Lichtenstein
Name David Lichtenstein
Title: Chief Executive Officer and Chairman of the Board

Dated: July 30, 2013